Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)

Pricing Supplement

Pricing Supplement dated August 20, 2026 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Underlying Supplement No. 1A dated May 16, 2024 and the Product Supplement No. 1B dated July 22, 2025

$1,091,000 Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers, Due August 23, 2029 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the performance of the least performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index (each, an “Underlier”).

•	Contingent Coupons — If the Notes have not been automatically called, investors will receive a Contingent Coupon on a monthly Coupon Payment Date at a rate of 10.50% per annum if the closing value of each Underlier is greater than or equal to its Coupon Threshold (70% of its Initial Underlier Value) on the immediately preceding Coupon Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

•	Call Feature — If, on any monthly Call Observation Date beginning approximately six months following the Trade Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called for 100% of their principal amount plus the Contingent Coupon otherwise due. No further payments will be made on the Notes.

•	Contingent Return of Principal at Maturity — If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value (60% of its Initial Underlier Value), at maturity, investors will receive the principal amount of their Notes plus any Contingent Coupon otherwise due. If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value of the Least Performing Underlier is less than its Initial Underlier Value.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78018DER4

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$1,091,000
Underwriting discounts and commissions(1)	0.60%	$6,546
Proceeds to Royal Bank of Canada	99.40%	$1,084,454

(1) We or one of our affiliates may pay varying selling concessions of up to $6.00 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $994.00 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $6.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is $988.10 per $1,000 principal amount of Notes and is less than the public offering price of the Notes. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, underlying supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Underliers:	The Nasdaq-100 Index® (the “NDX Index”), the Russell 2000® Index (the “RTY Index”) and the S&P 500® Index (the “SPX Index”)
	Underlier	Bloomberg Ticker	Initial Underlier Value(1)	Coupon Threshold(2)	Barrier Value(3)
	NDX Index	NDX	29,213.16	20,449.21	17,527.90
	RTY Index	RTY	2,992.434	2,094.704	1,795.460
	SPX Index	SPX	7,641.16	5,348.81	4,584.70
(1) With respect to each Underlier, the closing value of that Underlier on the Trade Date
(2) With respect to each Underlier, 70% of its Initial Underlier Value (rounded to two decimal places for the NDX Index and the SPX Index and rounded to three decimal places for the RTY Index)
(3) With respect to each Underlier, 60% of its Initial Underlier Value (rounded to two decimal places for the NDX Index and the SPX Index and rounded to three decimal places for the RTY Index)
Trade Date:	August 20, 2026
Issue Date:	August 25, 2026
Valuation Date:*	August 20, 2029
Maturity Date:*	August 23, 2029
Payment of Contingent Coupons:

If the Notes have not been automatically called, investors will receive a Contingent Coupon on a Coupon Payment Date if the closing value of each Underlier is greater than or equal to its Coupon Threshold on the immediately preceding Coupon Observation Date.

No Contingent Coupon will be payable on a Coupon Payment Date if the closing value of any Underlier is less than its Coupon Threshold on the immediately preceding Coupon Observation Date. Accordingly, you may not receive a Contingent Coupon on one or more Coupon Payment Dates during the term of the Notes.

Contingent Coupon:	If payable, $8.75 per $1,000 principal amount of Notes (corresponding to a rate of 0.875% per month or 10.50% per annum)
Call Feature:

If, on any Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called. Under these circumstances, investors will receive on the Call Settlement Date per $1,000 principal amount of Notes an amount equal to $1,000 plus the Contingent Coupon otherwise due. No further payments will be made on the Notes.

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers
Payment at Maturity:

If the Notes are not automatically called, investors will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to any Contingent Coupon otherwise due:

•    If the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value: $1,000

•    If the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return of the Least Performing Underlier)

If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will lose a substantial portion or all of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Underlier Return:	With respect to each Underlier, the Underlier Return, expressed as a percentage, is calculated using the following formula: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Final Underlier Value:	With respect to each Underlier, the closing value of that Underlier on the Valuation Date
Least Performing Underlier:	The Underlier with the lowest Underlier Return
Coupon Observation Dates:*	Monthly, as set forth in the table below
Coupon Payment Dates:*	Monthly, as set forth in the table below
Call Observation Dates:*	Monthly, beginning approximately six months following the Trade Date, on each Coupon Observation Date (other than the final Coupon Observation Date) from and including the sixth Coupon Observation Date, which is February 22, 2027
Call Settlement Date:*	If the Notes are automatically called on any Call Observation Date, the Coupon Payment Date immediately following that Call Observation Date
Calculation Agent:	RBCCM
Coupon Observation Dates*	Coupon Payment Dates*
September 21, 2026	September 24, 2026
October 20, 2026	October 23, 2026
November 20, 2026	November 25, 2026
December 21, 2026	December 24, 2026
January 20, 2027	January 25, 2027
February 22, 2027	February 25, 2027
March 22, 2027	March 25, 2027
April 20, 2027	April 23, 2027
May 20, 2027	May 25, 2027
June 21, 2027	June 24, 2027
July 20, 2027	July 23, 2027
August 20, 2027	August 25, 2027
September 20, 2027	September 23, 2027
October 20, 2027	October 25, 2027
November 22, 2027	November 26, 2027
December 20, 2027	December 23, 2027
January 20, 2028	January 25, 2028

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

Coupon Observation Dates*	Coupon Payment Dates*
February 22, 2028	February 25, 2028
March 20, 2028	March 23, 2028
April 20, 2028	April 25, 2028
May 22, 2028	May 25, 2028
June 20, 2028	June 23, 2028
July 20, 2028	July 25, 2028
August 21, 2028	August 24, 2028
September 20, 2028	September 25, 2028
October 20, 2028	October 25, 2028
November 20, 2028	November 24, 2028
December 20, 2028	December 26, 2028
January 22, 2029	January 25, 2029
February 20, 2029	February 23, 2029
March 20, 2029	March 23, 2029
April 20, 2029	April 25, 2029
May 21, 2029	May 24, 2029
June 20, 2029	June 25, 2029
July 20, 2029	July 25, 2029
August 20, 2029 (the Valuation Date)	August 23, 2029 (the Maturity Date)

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the underlying supplement no. 1A dated May 16, 2024 and the product supplement no. 1B dated July 22, 2025. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Underlying Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006773/dp211259_424b2-us1a.htm

•	Product Supplement No. 1B dated July 22, 2025:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325009131/dp231901_424b2-opsn1b.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Least Performing Underlier, based on its Coupon Threshold of 70% of its Initial Underlier Value, its Barrier Value of 60% of its Initial Underlier Value and the Contingent Coupon of $8.75 per $1,000 principal amount of Notes. The table and examples below also assume that the Notes are not automatically called and do not account for any Contingent Coupons that may be paid prior to maturity. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Underlier Return of the Least Performing Underlier	Payment at Maturity per $1,000 Principal Amount of Notes*	Payment at Maturity as Percentage of Principal Amount*
50.00%	$1,008.75	100.875%
40.00%	$1,008.75	100.875%
30.00%	$1,008.75	100.875%
20.00%	$1,008.75	100.875%
10.00%	$1,008.75	100.875%
5.00%	$1,008.75	100.875%
0.00%	$1,008.75	100.875%
-5.00%	$1,008.75	100.875%
-10.00%	$1,008.75	100.875%
-20.00%	$1,008.75	100.875%
-30.00%	$1,008.75	100.875%
-30.01%	$1,000.00	100.000%
-35.00%	$1,000.00	100.000%
-40.00%	$1,000.00	100.000%
-40.01%	$599.90	59.990%
-50.00%	$500.00	50.000%
-60.00%	$400.00	40.000%
-70.00%	$300.00	30.000%
-80.00%	$200.00	20.000%
-90.00%	$100.00	10.000%
-100.00%	$0.00	0.000%

* Including any Contingent Coupon otherwise due

Example 1 —	The value of the Least Performing Underlier increases from its Initial Underlier Value to its Final Underlier Value by 30%.
	Underlier Return of the Least Performing Underlier:	30%
	Payment at Maturity:	$1,000 + Contingent Coupon otherwise due = $1,000 + $8.75 = $1,008.75

In this example, the payment at maturity is $1,008.75 per $1,000 principal amount of Notes.

Because the Final Underlier Value of the Least Performing Underlier is greater than its Coupon Threshold and Barrier Value, investors receive a full return of the principal amount of their Notes plus the Contingent Coupon otherwise due. This example illustrates that investors do not participate in any appreciation of the Least Performing Underlier, which may be significant.

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers
Example 2 —	The value of the Least Performing Underlier decreases from its Initial Underlier Value to its Final Underlier Value by 10% (i.e., its Final Underlier Value is below its Initial Underlier Value but above its Coupon Threshold and Barrier Value).
	Underlier Return of the Least Performing Underlier:	-10%
	Payment at Maturity:	$1,000 + Contingent Coupon otherwise due = $1,000 + $8.75 = $1,008.75

In this example, the payment at maturity is $1,008.75 per $1,000 principal amount of Notes.

Because the Final Underlier Value of the Least Performing Underlier is greater than its Coupon Threshold and Barrier Value, investors receive a full return of the principal amount of their Notes plus the Contingent Coupon otherwise due.

Example 3 —	The value of the Least Performing Underlier decreases from its Initial Underlier Value to its Final Underlier Value by 35% (i.e., its Final Underlier Value is below its Coupon Threshold but above its Barrier Value).
	Underlier Return of the Least Performing Underlier:	-35%
	Payment at Maturity:	$1,000

In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes.

Because the Final Underlier Value of the Least Performing Underlier is less than its Coupon Threshold but greater than its Barrier Value, investors receive a full return of the principal amount of their Notes but do not receive a Contingent Coupon at maturity.

Example 4 —	The value of the Least Performing Underlier decreases from its Initial Underlier Value to its Final Underlier Value by 50% (i.e., its Final Underlier Value is below its Coupon Threshold and Barrier Value).
	Underlier Return of the Least Performing Underlier:	-50%
	Payment at Maturity:	$1,000 + ($1,000 × -50%) = $1,000 – $500 = $500

In this example, the payment at maturity is $500 per $1,000 principal amount of Notes, representing a loss of 50% of the principal amount.

Because the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, investors do not receive a full return of the principal amount of their Notes. In addition, because the Final Underlier Value of the Least Performing Underlier is less than its Coupon Threshold, investors do not receive a Contingent Coupon at maturity.

Investors in the Notes could lose a substantial portion or all of the principal amount of their Notes at maturity. The table and examples above assume that the Notes are not automatically called. However, if the Notes are automatically called, investors will not receive any further payments after the Call Settlement Date.

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Underlier Value of the Least Performing Underlier is less than its Initial Underlier Value. You could lose a substantial portion or all of your principal amount at maturity.

•	You May Not Receive Any Contingent Coupons — We will not necessarily pay any Contingent Coupons on the Notes. If the closing value of any Underlier is less than its Coupon Threshold on a Coupon Observation Date, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If the closing value of any Underlier is less than its Coupon Threshold on each of the Coupon Observation Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a greater risk of principal loss on your Notes. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Any Payment on the Notes Will Be Determined Solely by the Performance of the Underlier with the Worst Performance Even If the Other Underliers Perform Better — Any payment on the Notes will be determined solely by the performance of the Underlier with the worst performance. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. In the case of the Notes, the individual performance of the Underliers will not be combined, and the adverse performance of one Underlier will not be mitigated by any appreciation of any other Underlier. The Underliers may be uncorrelated and may not perform similarly over the term of the Notes, which may adversely affect your return on the Notes.

•	You Will Not Participate in Any Appreciation of Any Underlier, and Any Potential Return on the Notes Is Limited — The return on the Notes is limited to the Contingent Coupons, if any, that may be payable on the Notes, regardless of any appreciation of any Underlier, which may be significant. As a result, the return on an investment in the Notes could be less than the return on a direct investment in any Underlier.

•	The Notes Are Subject to an Automatic Call — If, on any Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called, and you will not receive any further payments on the Notes. Because the Notes could be called as early as approximately six months after the Issue Date, the total return on the Notes could be minimal. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underliers on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underliers on the dates specified. You will not benefit from any more favorable values of the Underliers determined at any other time.

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, non-U.S. investors should note that persons having withholding responsibility in respect of the Notes may withhold on any coupon paid to a non-U.S. investor, generally at a rate of 30%. We will not pay any additional amounts in respect of such withholding. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Is Less Than the Public Offering Price — The initial estimated value of the Notes is less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the values of the Underliers, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the values of the Underliers and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underliers and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underliers” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Underliers

•	You Will Not Have Any Rights to the Securities Included in Any Underlier — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in any Underlier. Each Underlier is a price return index and its return does not reflect regular cash dividends paid by its components.

•	The Notes Are Subject to Small-Capitalization Companies Risk with Respect to the RTY Index — The RTY Index tracks securities issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the value of the RTY Index may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded and may be less attractive to many investors if they do not pay dividends. In addition, small-capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Small-capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities with Respect to the NDX Index — Because some of the equity securities composing the NDX Index are issued by non-U.S. issuers, an investment in the Notes involves risks associated with the home countries of those issuers. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or an Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of the Notes—Change-in-Law Events” in the accompanying product supplement.

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting an Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a determination of the closing value of any affected Underlier. See “General Terms of the Notes—Indices—Market Disruption Events for an Equity Index,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Adjustments to an Underlier Could Adversely Affect Any Payments on the Notes — The sponsor of an Underlier may add, delete, substitute or adjust the securities composing that Underlier or make other methodological changes to that Underlier that could affect its performance. The Calculation Agent will calculate the value to be used as the closing value of an Underlier in the event of certain material changes in, or modifications to, that Underlier. In addition, the sponsor of an Underlier may also discontinue or suspend calculation or publication of that Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the discontinued Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of that Underlier. Any of these actions could adversely affect the value of an Underlier and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

INFORMATION REGARDING THE UNDERLIERS

The NDX Index is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. For more information about the NDX Index, see “Indices—The Nasdaq-100 Index®” in the accompanying underlying supplement, as supplemented by the following updated information.

Nasdaq, Inc. (“Nasdaq”), the index sponsor of the NDX Index, recently implemented several changes to the methodology of the NDX Index, including changes to how market capitalization is determined for purposes of constituent selection and weighting, the introduction of an expedited “Fast Entry” process for certain large companies, the removal of the minimum free float requirement for constituent selection and the introduction of a cap on the share count used to determine the weights of low-float securities. These changes became effective on May 1, 2026, with certain constituent and rebalancing adjustments first implemented during the June 2026 quarterly review. The information set forth below supersedes the information regarding the NDX Index included in the accompanying underlying supplement to the extent it is inconsistent.

Under the updated methodology, Nasdaq uses different measures of market capitalization for constituent selection and constituent weighting. For purposes of constituent selection, Nasdaq now uses “Full Market Capitalization.” For companies with direct (“non-ADR”) listings and companies represented by an American depositary receipt (“ADR”) that serves as a company’s primary global listing (a “Primary ADR”), Full Market Capitalization includes both listed and unlisted shares. For companies represented by an ADR where the underlying shares serve as the company’s primary global listing and are listed on a foreign exchange (a “Non-Primary ADR”), Full Market Capitalization is based solely on the value of the listed depositary shares, and foreign-listed underlying shares and unlisted shares are excluded. For purposes of constituent weighting, Nasdaq uses “Modified Market Capitalization,” which takes into account only eligible listed share classes and disregards foreign-listed and unlisted shares.

In addition, the updated methodology eliminates the minimum free float requirement for inclusion in the NDX Index, although the Modified Market Capitalization used for constituent weighting imposes a limitation on the weightings of low-float securities. Specifically, for purposes of determining Modified Market Capitalization, each low-float security’s share count is limited to the lesser of (i) its reported total shares outstanding (“TSO”) (or, in the case of an ADR, its listed ADR shares outstanding), and (ii) three times its free-floating shares or free-floating ADR shares, as applicable. Other than as a direct result of corporate actions, the NDX Index also no longer implements ad-hoc intra-quarter adjustments to a security’s TSO between scheduled rebalancing events.

The updated methodology also introduces a “Fast Entry” process under which newly eligible securities, including both initial public offerings and companies that have recently transferred their listing to an eligible exchange, may be added to the NDX Index on an expedited basis if their Full Market Capitalization would rank within the top 40 current index constituents and they satisfy the applicable eligibility criteria. A Fast Entry inclusion will not require the removal of an existing constituent and may temporarily increase the number of constituents in the NDX Index  above 100.

The updated methodology further provides for quarterly rebalances in March, June and September. During quarterly rebalances, the index shares of each constituent are adjusted for changes in TSO, index shares of low-float securities are adjusted to reflect changes in float, constituents that are ranked outside the top 125 by Full Market Capitalization are removed and, if necessary, replaced, and certain additional companies whose Full Market Capitalization ranks within the top 40 of current index constituents may be added without requiring a corresponding removal. Securities added to the NDX Index between annual reconstitutions, including through the Fast Entry process, as intra-quarter replacements or as part of a March, June or September rebalance, will have their initial weights determined using a linear interpolation process based on their Modified Market Capitalization ranking.

The RTY Index measures the capitalization-weighted price performance of 2,000 U.S. small-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the small-capitalization segment of the U.S. equity market. For more information about the RTY Index, see “Indices—The Russell Indices” in the accompanying underlying supplement.

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Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

The SPX Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the SPX Index, see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graphs set forth historical closing values of the Underliers for the period from January 1, 2016 to August 20, 2026. Each red line represents the Coupon Threshold and each green line represents the Barrier Value, in each case of the relevant Underlier. We obtained the information in the graphs from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underliers will result in the return of all of your initial investment.

Nasdaq-100 Index®

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

Russell 2000® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underliers. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupons, and any coupons as ordinary income, as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts with Associated Coupons” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. A different tax treatment could be adverse to you.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. To the extent that we have withholding responsibility in respect of the Notes, we would expect generally to treat the coupons as subject to U.S. withholding tax. Moreover, you should expect that, if the applicable withholding agent determines that withholding tax should apply, it will be at a rate of 30% (or lower treaty rate). In order to claim an exemption from, or a reduction in, the 30% withholding under an applicable treaty, you may need to comply with certification requirements to establish that you are not a U.S. person and are eligible for such an exemption or reduction under an applicable tax treaty. You should consult your tax adviser regarding the tax treatment of the coupons.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, our counsel is of the opinion that Section 871(m) should not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

P-15	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Is Less Than the Public Offering Price” above.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the

P-16	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes Linked to the Least Performing of Three Underliers

Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023. References to the “indenture” in this paragraph mean the Indenture as defined in the opinion of Norton Rose Fulbright Canada LLP dated December 20, 2023, as further amended and supplemented by the sixth supplemental indenture dated as of July 23, 2024.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank, when the Notes offered by this pricing supplement have been issued by the Bank pursuant to the indenture, the trustee has made, in accordance with the indenture, the appropriate notation to the master note evidencing such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, which has been filed as an exhibit to the Bank’s Form 6-K filed with the SEC on May 16, 2024. References to the “indenture” in this paragraph mean the Indenture as defined in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, as further amended and supplemented by the sixth supplemental indenture dated as of July 23, 2024.

P-17	RBC Capital Markets, LLC